EXHIBIT 99.1

SafeStop, Inc. Releases Second Generation App for Parents This Week

New Look and Functions of App to Debut at National School Boards Association Conference

DANIEL ISLAND, S.C., March 16, 2015 (GLOBE NEWSWIRE) -- SafeStop, Inc., the developer of the SafeStop mobile application that connects parents and school officials with vehicles transporting their students, announced today that it will be revealing a new version of its revolutionary app plus an updated parent portal website at the National School Boards Association (NSBA) Trade Show in Nashville, TN taking place on March 21-23.

The SafeStop App features a real-time bus locator with mapping, predictive arrival times and a messaging area to display service updates to help parents and students get to the bus on time. The new version of the application will include all of these features while improving the parent interface and experience. Demos will be conducted in booth #601 at the NSBA Trade Show and attendees can also view the updated parent portal website.

"We listened carefully to our real customer, the parents already using our app, and found an easy and secure sign-up process was very important to them, along with a seamless app experience," stated Keith Engelbert, Chief Technology Officer for SafeStop, Inc. "Parents today are extremely busy and want the safety and security of knowing where the bus is and when it is expected at their stops. Not only has the look and feel of the app improved, but the speed at which the company can on-board new customers has accelerated tremendously. This will allow us to increase the number of parents using the app in a more expedited fashion."

The app first became available to select school districts in New York, Florida, South Carolina and California to address the questions most asked by parents in the morning: "Did the bus come yet? Where is the bus? When is it coming?" The company said it is expanding and now parents in additional school districts in Pennsylvania, Connecticut, New Jersey, Texas and Missouri will have their first opportunity to utilize the SafeStop App this fall when the 2015-16 school year starts.

SafeStop can serve public and private school vehicles on traditional home to school and special education routes and requires a GPS system already installed or one can be provided by SafeStop. The company recently launched a partnership with Transportation Sector Consultants (TSC) to provide its customers the opportunity to participate in an introductory program allowing the schools and their parents to utilize the app for the remainder of the school year. The company said it is in discussions with several contractors and school districts for licensing agreements and is working with school Business Officials to include the SafeStop App in their transportation bid specifications.

To learn more about SafeStop or to get started using the service in your schools, please visit www.SafeStopApp.com.

About the SafeStop App

SafeStop is the mobile app that connects parents and school officials with the vehicles transporting their students. Created in 2013, the SafeStop App continues to evolve and will bring timely, accurate and valuable student transportation information to parents and school officials across North America. For more information, visit www.SafeStopApp.com.

CONTACT: For more information, please contact:
         Patrick Gallagher
         Director of Sales
         SafeStop, Inc.
         (800) 843-8936
         pgallagher@safestopapp.com
         www.SafeStopApp.com